Exhibit 99.1

Disclosure regarding tender offers from Form 10-Q of Nephros, Inc.

Part I – Financial Information

Item 1. Financial Statements

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 8 - Net Income (Loss) per Common Share

Basic income (loss) per common share is calculated by dividing net income (loss) available to common stockholders by the number of weighted average common shares issued and outstanding. Diluted earnings (loss) per common share is calculated by dividing net income (loss) available to common stockholders, adjusted for the change in the fair value of the warrant liability by the weighted average number of common shares issued and outstanding for the period, plus amounts representing the dilutive effect from the exercise of stock options and warrants, as applicable. The Company calculates dilutive potential common shares using the treasury stock method, which assumes the Company will use the proceeds from the exercise of stock options and warrants to repurchase shares of common stock to hold in its treasury stock reserves.

	For the three months		For the nine months
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014

Income (Loss) per share - Basic:
Numerator for basic income (loss) per share	$(581,000)	$2,723,000	$(2,153,000)	$(6,127,000)
Denominator for basic income (loss) per share	32,622,377	25,238,412	31,366,292	23,094,457
Basic income (loss) per common share	$(0.02)	$0.11	$(0.07)	$(0.27)

Income (Loss) per share - Diluted:
Numerator for diluted income (loss) per share	$(581,000)	$2,723,000	$(2,153,000)	$(6,127,000)
Adjust: Change in fair value of dilutive warrants outstanding	-	(3,428,000)	-	-
Numerator for diluted income (loss) per share	$(581,000)	$(705,000)	$(2,153,000)	$(6,127,000)

Denominator for basic income (loss) per share	32,622,377	25,238,412	31,366,292	23,094,457
Plus: Incremental shares underlying warrants outstanding	-	8,252,777	-	-
Denominator for diluted income (loss) per share	32,622,377	33,491,189	31,366,292	23,094,457
Diluted income (loss) per common share	$(0.02)	$(0.02)	$(0.07)	$(0.27)

The following potentially dilutive securities have been excluded from the computations of diluted weighted-average shares outstanding as they would be antidilutive:

	September 30,
	2015	2014
Shares underlying warrants outstanding	5,925,836	16,793,301
Shares underlying options outstanding	3,888,657	2,424,612
Unvested restricted stock	436,333	-

In addition, pursuant to the Amendment with Lambda (see Note 5), the Company committed to initiating tender offers to the holders of all of its remaining outstanding warrants pursuant to which it would offer such holders the right to exercise their respective warrants at a 50% discount to their current exercise prices, which range from $0.40 to $0.85 per share. Based on the recent market price for the Company’s common stock, the Company intends to first commence a tender offer for the outstanding warrants originally issued in 2011. The Company intends to commence a tender offer for the outstanding warrants issued in 2015 at a later date. If all remaining warrants are exercised at the discounted prices, the Company would receive maximum additional proceeds of approximately $1.39 million.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources

The following table summarizes our liquidity and capital resources as of September 30, 2015 and 2014 and is intended to supplement the more detailed discussion that follows. The amounts stated are expressed in thousands.

	September 30,
Liquidity and capital resources	2015	2014
Cash	$1,813	$1,047
Other current assets	966	320
Working capital (deficit)	1,631	(1,690)
Stockholders’ equity (deficit)	2,792	(7,501)

At September 30, 2015, we had an accumulated deficit of approximately $116,318 and we expect to incur additional operating losses in the foreseeable future at least until such time, if ever, that we are able to increase product sales or license revenue. We have financed our operations since inception primarily through the private placements of equity and debt securities, our initial public offering, license revenue, and rights offerings.

On September 29, 2015, we entered into a Warrant Amendment and Exercise Agreement (the “Amendment”) with Lambda Investors, LLC (“Lambda”). Pursuant to the Amendment, the Company agreed to reduce the current exercise price of the Class D Warrant issued to Lambda on November 14, 2007 (together with all amendments thereto entered into prior to the Amendment, the “Warrant”) representing the right to purchase 11,742,100 shares of the Company’s common stock by 50%, to $0.15 per share, in exchange for Lambda’s agreement to exercise such Warrant in its entirety. Upon exercise of the Warrant, the Company issued 11,742,100 shares of common stock to Lambda and received approximately $1.76 million in cash proceeds from Lambda. Following such exercise, no Class D Warrants remain outstanding.

In addition, pursuant to the Amendment, the Company committed to initiating tender offers to the holders of all of its remaining outstanding warrants pursuant to which it would offer such holders the right to exercise their respective warrants at a 50% discount to their current exercise prices, which range from $0.40 to $0.85 per share. Based on the recent market price for the Company’s common stock, the Company intends to first commence a tender offer for the outstanding warrants originally issued in 2011. The Company intends to commence a tender offer for the outstanding warrants issued in 2015 at a later date. If all remaining warrants are exercised at the discounted prices, the Company would receive maximum additional proceeds of approximately $1.39 million.

On July 24, 2015, we entered into a purchase agreement, together with a registration rights agreement, with Lincoln Park Capital Fund, LLC (“Lincoln Park”), an Illinois limited liability company. Under the terms and subject to the conditions of the purchase agreement, we have the right to sell to and Lincoln Park is obligated to purchase up to $10.0 million in shares of our common stock, subject to certain limitations, from time to time, over the 36-month period commencing on September 4, 2015. We may direct Lincoln Park, at our sole discretion and subject to certain conditions, to purchase up to 100,000 shares of common stock on any business day, provided that at least one business day has passed since the most recent purchase, increasing to up to 200,000 shares depending upon the closing sale price of the common stock. However, in no event shall these purchases be more than $500,000. The purchase price of shares of common stock related to the future funding will be based on the prevailing market prices of such shares at the time of sales, but in no event will shares be sold to Lincoln Park on a day the common stock closing price is less than the floor price as set forth in the purchase agreement. In addition, we may direct Lincoln Park to purchase additional amounts as accelerated purchases if on the date of a purchase the closing sale price of the common stock is not below the threshold price as set forth in the purchase agreement. Our sales of shares of common stock to Lincoln Park under the purchase agreement are limited to no more than the number of shares that would result in the beneficial ownership by Lincoln Park and its affiliates, at any single point in time, of more than 9.99% of the then-outstanding shares of the common stock.

On May 18, 2015, we raised gross proceeds of $1.23 million through the private placement of 1,834,299 units of our securities. Each unit consisted of one share of our common stock and a five-year warrant to purchase one-half of one share of our common stock. The purchase price for each unit was $0.67. The warrants are exercisable at a price of $0.85 per share.

On February 19, 2014, we entered into the First Amendment to License Agreement (the “First Amendment”), with Bellco, which amends the License Agreement entered into as of July 1, 2011. Pursuant to the First Amendment, both parties agreed to extend the term of the License Agreement through December 31, 2021. The First Amendment also expands the Territory covered by the License Agreement to include Sweden, Denmark, Norway, Finland, Korea, Mexico, Brazil, China and the Netherlands. The First Amendment further provides new minimum sales targets which, if not satisfied, will, at our discretion, result in conversion of the license to non-exclusive status. We have agreed to reduce the fixed royalty payment payable to us for the period beginning on January 1, 2015 through and including December 31, 2021. Beginning on January 1, 2015 through and including December 31, 2021, Bellco pays us a royalty based on the number of units of Products sold per year in the Territory as follows: for the first 125,000 units sold in total, €1.75 (estimated at approximately $1.95 using current exchange rates) per unit; thereafter, €1.25 (estimated at approximately $1.40 using current exchange rates) per unit. As of September 30, 2015, the Company recorded a receivable of approximately $28,000 related to the royalty payable by Bellco. In addition, we received a total of €450,000 (approximately $612,000) in upfront fees in connection with the First Amendment, half of which was received on February 19, 2014 and the remaining half was received on April 4, 2014. In addition, the First Amendment provides that, in the event that we pursue a transaction to sell, assign or transfer all right, title and interest to the licensed patents to a third party, we will provide Bellco with written notice thereof and a right of first offer with respect to the contemplated transaction for a period of thirty days.

Our future liquidity sources and requirements will depend on many factors, including:

•	the availability of additional financing, through the sale of equity securities or otherwise, on commercially reasonable terms or at all;

•	the market acceptance of our products, and our ability to effectively and efficiently produce and market our products;

•	the continued progress in, and the costs of, clinical studies and other research and development programs;

•	the costs involved in filing and enforcing patent claims and the status of competitive products; and

•	the cost of litigation, including potential patent litigation and any other actual or threatened litigation.

We expect to put our current capital resources to the following uses:

•	for the marketing and sales of our water-filtration products;

•	to pursue business development opportunities with respect to our chronic renal treatment system; and

•	for working capital purposes.

At September 30, 2015, we had cash totaling approximately $1,813,000 and total assets of approximately $2,779,000, excluding other intangible assets (related to the Medica License and Supply Agreement) of approximately $1,526,000.

We expect that the proceeds from the Lambda warrant exercise, the additional warrant exercises the result from the upcoming tender offers and the projected increase in product sales, will allow us to fund our operations through at least the third quarter of 2016. Our cash flow currently is not, and historically has not been, sufficient to meet our obligations and commitments. We may need to raise additional financing in the future, and if we cannot raise sufficient capital, in connection with offerings of our common stock or through other means, we may be forced to curtail our planned activities and operations or cease operations entirely. There can be no assurance that we could raise sufficient capital on a timely basis or on satisfactory terms or at all.

Net cash used in operating activities was approximately $2,601,000 for the nine months ended September 30, 2015 compared to approximately $1,664,000 for the nine months ended September 30, 2014. Excluding the noncash impacts of the change in fair value of the warrant liability and the warrant inducement, our net loss was approximately $2,491,000 for the nine months ended September 30, 2015 compared to approximately $2,120,000 for the nine months ended September 30, 2014, an increase of approximately $371,000.

In addition to the increase in the net loss, the most significant items contributing to the net increase of approximately $937,000 in cash used in operating activities during the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 are highlighted below:

•	our inventory increased by approximately $479,000 during the 2015 period compared to a decrease of approximately $24,000 during the 2014 period as a result of increased sales volume and projected sales volume;

•	during the 2015 period, our amortization of debt discount decreased by approximately $173,000 compared to the 2014 period. There was no outstanding debt during the 2015 period; and

•	our stock based compensation was approximately $216,000 during the 2015 period compared to approximately $321,000 during the 2014 period. The decrease was due to the forfeiture of unvested options as a result of the departure of the former CEO.

Offsetting the above changes:

•	our accounts payable increased by approximately $86,000 in the 2015 period compared to a decrease of approximately $125,000 in the 2014 period as a result of an increase in inventory.

Net cash provided by financing activities for the nine months ended September 30, 2015 of approximately $3,130,000 resulted from net proceeds of approximately $1,368,000 resulting from the issuance of common stock and approximately $1,762,000 of proceeds resulting from the exercise of warrants.

Net cash provided by financing activities for the nine months ended September 30, 2014 of $2,134,000 resulted from proceeds of approximately $2,013,000 resulting from the issuance of common stock in the 2014 rights offering , proceeds from the issuance of the August 2014 senior secured note of $1,610,000, net of financing costs and approximately $11,000 of proceeds resulting from the exercise of warrants. These proceeds were offset by the payment of the November 2013 senior secured note of $1,500,000.

Forward-Looking Statements

Certain statements in this Quarterly Report on Form 10-Q constitute “forward-looking statements.” Such statements include statements regarding the efficacy and intended use of our technologies under development, the timelines for bringing such products to market and the availability of funding sources for continued development of such products, our plans for initiating tender offers to the holders of all of our remaining outstanding warrants and other statements that are not historical facts, including statements which may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond our control. Actual results may differ materially from the expectations contained in the forward-looking statements. Factors that may cause such differences include, but are not limited to, the risks that:

•	we may not be able to continue as a going concern;

•	the voluntary recalls of point of use (POU) and DSU in-line ultrafilters used in hospital water treatment applications announced on October 30, 2013 and the related circumstances could subject us to claims or proceedings by consumers, the U.S. Food and Drug Administration, or FDA, or other regulatory authorities which may adversely impact our sales and revenues;

•	we face significant challenges in obtaining market acceptance of our products, which could adversely affect our potential sales and revenues;

•	product-related deaths or serious injuries or product malfunctions could trigger recalls, class action lawsuits and other events that could cause us to incur expenses and may also limit our ability to generate revenues from such products;

•	we face potential liability associated with the production, marketing and sale of our products and the expense of defending against claims of product liability could materially deplete our assets and generate negative publicity which could impair our reputation;

•	to the extent our products or marketing materials are found to violate any provisions of the U.S. Food, Drug and Cosmetic Act, or FDC Act or any other statutes or regulations then we could be subject to enforcement actions by the FDA or other governmental agencies;

•	we may not be able to obtain funding if and when needed or on terms favorable to us in order to continue operations;

•	we may not have sufficient capital to successfully implement our business plan;

•	we may not be able to effectively market our products;

•	we may not be able to sell our water filtration products or chronic renal failure therapy products at competitive prices or profitably;

•	we may encounter problems with our suppliers, manufacturers and distributors;

•	we may encounter unanticipated internal control deficiencies or weaknesses or ineffective disclosure controls and procedures;

•	we may not obtain appropriate or necessary regulatory approvals to achieve our business plan;

•	products that appeared promising to us in research or clinical trials may not demonstrate anticipated efficacy, safety or cost savings in subsequent pre-clinical or clinical trials;

•	we may not be able to secure or enforce adequate legal protection, including patent protection, for our products;

•	we may not be able to achieve sales growth in key geographic markets; and

•	we may encounter delays in initiating, or be unable to initiate, tender offers to the holders of all of our outstanding warrants, or fewer holders may tender outstanding warrants than we anticipate or expect.

More detailed information about us and the risk factors that may affect the realization of forward-looking statements, including the forward-looking statements in this Quarterly Report on Form 10-Q, is set forth in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and our other periodic reports filed with the SEC. We urge investors and security holders to read those documents free of charge at the SEC’s web site at www.sec.gov. We do not undertake to publicly update or revise our forward-looking statements as a result of new information, future events or otherwise, except as required by law.

PART II - OTHER INFORMATION

Item 5. Other Information

As discussed above in Part I, Item 2 under “Liquidity and Capital Resources”, the Company has committed to initiating tender offers to the holders of all of its remaining outstanding warrants pursuant to which it will offer such holders the right to exercise their respective warrants at a 50% discount to their current exercise prices, which range from $0.40 to $0.85 per share. If all remaining warrants are exercised at the discounted prices, the Company would receive maximum additional proceeds of approximately $1.39 million.

IMPORTANT NOTICE:

The discussion of the tender offers contained in this Quarterly Report is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell securities. The offers to exercise the Company’s outstanding warrants have not yet commenced. The offers to exercise will be made only pursuant to written offers to exercise and other related materials that are expected to be mailed to all holders of the Company’s outstanding warrants shortly after commencement of the tender offers, at no expense to the holders. Holders of the warrants should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the various terms and conditions of the tender offers. The Company will file Tender Offer Statements on Schedule TO-I (the “Tender Offer Statements”) with the Securities and Exchange Commission (the “SEC”). The Tender Offer Statements, including the offers to exercise and other related materials, will also be available to stockholders at no charge on the SEC’s website at www.sec.gov or from the Company. Holders of the Company’s warrants are urged to read those materials carefully prior to making any decisions with respect to the tender offers.